ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Focus Variable Annuity

**Supplement dated December 20, 2006 to the
Contract Prospectus and Statement of Additional Information,
each dated April 28, 2006, as supplemented**

This supplement updates certain information contained in your Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

1. Effective January 13, 2007, ING Goldman Sachs® Capital Growth Portfolio (Service Class) will merge into ING VP Growth Portfolio (Class S). After the close of business on January 12, 2007, all existing account balances invested in ING Goldman Sachs® Capital Growth Portfolio (Service Class) will be transferred to ING VP Growth Portfolio (Class S). As a result of the merger, effective January 13, 2007 all references to ING Goldman Sachs® Capital Growth Portfolio (Service Class) in the Contract Prospectus are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to ING Goldman Sachs® Capital Growth Portfolio (Service Class) after the date of the merger will be automatically allocated to ING VP Growth Portfolio (Class S). You may give us alternative allocation instructions at any time by contacting our service center at:

> Customer Service Center
> P.O. Box 9271
> Des Moines, Iowa 50306-9271
> 1-800-366-0066

See also the Transfers Among Your Investments section of the Contract Prospectus for further information about making fund allocation changes.

2. Effective December 31, 2006, Directed Services, Inc. is being converted to a limited liability company, redomiciled to Delaware, and reorganized as a wholly-owned subsidiary of ING Life Insurance and Annuity Company. Accordingly, effective December 31, 2006, all references to Directed Services, Inc. appearing in the Contract Prospectus and in the SAI are replaced with Directed Services, LLC. Directed Services, LLC remains the principal underwriter and distributor of the Company's contracts and in some cases the investment adviser to the funds currently available under your contract.

3. Effective December 31, 2006, the investment adviser for each of the portfolios under ING Partners, Inc. will change to Directed Services, LLC. Accordingly, effective December 31, 2006, all references to ING Life Insurance and Annuity Company as investment adviser for each portfolio under ING Partners, Inc. appearing in the Contract Prospectus under Appendix B – The Investment Portfolios are replaced with Directed Services, LLC.